Filed by Genesis Unicorn Capital Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Genesis Unicorn Capital Corp.

Commission File No. 001-41287

Environmental Solutions Group Holdings Limited Announces Participation in Fireside Chat Hosted by IPO Edge

Singapore & New York, NY, April 10, 2023 (GLOBE NEWSWIRE) — Environmental Solutions Group Holdings Limited (“ESGL”) today announced that Mr. Lawrence Law, Chief Growth and Sustainability Officer and Director at ESGL and Mr. Samuel Lui, President, Chief Financial Officer, and Director of Genesis Unicorn Acquisition Corp. (NASDAQ: GENQ), will participate in a fireside chat hosted by IPO Edge and Palm Beach Hedge Fund Association on Tuesday, April 11 at 10:00 am ET. ESGL, through its operating entity in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), is a sustainable waste solutions provider whose mission is to recycle industrial waste into circular products using innovative technologies and renewable energy.

On November 30, 2022, Genesis Unicorn Capital Corp. (the “Company”), a special purpose acquisition company, announced that it had signed a definitive merger agreement with ESGL. In connection with the proposed transaction, ESGL Holdings Limited (“PubCo”) has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which Registration Statement also includes a proxy statement of the Company.

The live fireside chat event will be hosted by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes, including a Q&A with the audience.

To register, CLICK HERE

As Southeast Asia has become a new hub for global supply chains, the environmental cost has continued to mount as higher volumes of hazardous waste and plastics meet underdeveloped waste systems. ESGL is helping to transition to a circular, carbon-neutral economic model by converting hazardous and non-hazardous industrial waste into circular products that help multinational corporations like Shell and Micron meet environmental, social and governance mandates.

The fireside chat will explore:

▪	What is the scale of hazardous and plastic waste issues in ASEAN?

▪	How is the regulatory environment changing, and what is the scale of investment to meet waste treatment and carbon-zero goals?

▪	Who are ESGL’s current customers, and how are they reducing their environmental impact?

▪	What is ESGL’s business model, and how does the management plan to expand in their current home base of Singapore and across Southeast Asia?

▪	Why is this the right time for ESGL to go public, and why did Genesis Unicorn choose to partner with them?

Lawrence Law, Chief Growth and Sustainability Officer and Director, ESGL

Mr. Law co-founded NewOil Solutions Pte Ltd in July 2020, a chemical recycling company. Mr. Law is an Internationally Certified Practicing Management Consultant registered with Singapore Business Advisors and Consultants Council (SBACC). He currently sits on the board of consultants for Diageo plc’s carbon-neutral whisky distillery investment in China and has taken on various leadership positions at Diageo plc since June 2011. From January 2005 to August 2008, Mr. Law served as regional client services director at Young and Rubicam Brands Ltd, one of the advertising groups owned by WPP plc, an advertising and media conglomerate. Mr. Law received a Bachelor of Business Administration from the National University of Singapore in 1999 and an Executive Master of Business Administration from INSEAD Business School in 2021.

Samuel Lui, President, Chief Financial Officer, and Director, Genesis Unicorn Acquisition Corp.

Mr. Lui has over 24 years of experience in capital markets, investment banking, private equity, accounting, and auditing. Since July 2016, he has been the founder and managing director of LV Capital Limited, a private investment company focused on later-stage/pre-IPO investments. He specializes in helping investee companies list on major exchanges such as NASDAQ and The Stock Exchange of Hong Kong Limited. Mr. Lui was a director within the financial sponsors’ group of the investment banking division of Merrill Lynch in Hong Kong and Singapore. Prior to that, Mr. Lui worked at ABN AMRO Bank N.V., Société Générale Asia Limited, and The Hongkong and Shanghai Banking Corporation Limited. Earlier, Mr. Lui worked in the audit and corporate finance departments of Arthur Andersen and Ernest & Young in Singapore. Mr. Lui obtained a bachelor’s degree in accountancy from Nanyang Technological University in Singapore in July 1998. Mr. Lui has been a member of the Institute of Singapore Chartered Accountants since October 2002.

About Environmental Solutions Group Holdings Limited

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. ESGL conducts all of its operations through its operating entity incorporated in Singapore, ESA. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical, processing and electroplating companies. ESA currently has two revenue streams, including 1) waste services income which is primarily comprised of fees it charges its customers for waste collection and disposal services, and 2) the sales and trading of ESA’s circular products made from recycled waste, which ESA believes makes it a unique and environmentally friendly offering in the marketplace.

About Genesis Unicorn Capital Corp.

Genesis Unicorn Capital Corp. is a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. For more information, please visit www.genesisunicorn.com for Company filings.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may be considered contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding the proposed transactions (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) among the Company, PubCo, ESGH Merger Sub Corp. (“Merger Sub”) and ESGL. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company and ESGL managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others; (3) the inability to complete the Merger, including due to the failure to obtain approval of the Company’s stockholders or to satisfy conditions to closing in the Merger Agreement; (4) the failure to obtain financing to fund the combined company’s operations and growth following the closing of the Merger; (5) the amount of redemption requests made by the Company s stockholders; (6) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws; (7) the ability to meet Nasdaq listing standards following the consummation of the Merger; (8) the risk that the Merger disrupts current plans and operations of ESGL as a result of the announcement and consummation of the Merger; (9) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with third parties and partners and retain its management and key employees; (10) costs related to the Merger; (11) changes in applicable laws or regulations; (12) the possibility that ESGL or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (13) the availability of capital and ESGL estimates of expenses; (14) changes in the assumptions underlying ESGL’s expectations regarding its future business or business model; and (15) and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, and other documents filed or to be filed from time to time with the SEC by the Company.

A further list and description of risks and uncertainties can be found in the Form 10-K (as defined below) and in the Registration Statement that has been filed with the SEC by PubCo in connection with the proposed transaction, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company, ESGL and PubCo and speaks only as of the date on which it is made. The Company, ESGL and PubCo undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Important Information about the Transaction and Where to Find It

In connection with the proposed transactions described herein, PubCo has filed the Registration Statement, which Registration Statement also includes a proxy statement of the Company. Promptly after the Registration Statement is declared effective, the Company will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed transaction. INVESTORS AND SECURITYHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY OR PUBCO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ESGL, PUBCO AND THE PROPOSED TRANSACTION. The Registration Statement, definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the proposed transaction (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Genesis Unicorn Capital Corp., 281 Witherspoon Street, Suite 120, Princeton, New Jersey.

Participants in the Solicitation

The Company, ESGL and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of the Company’s common stock in respect of the proposed transaction described herein. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the final prospectus dated February 14, 2022 relating to the IPO, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor / Media Contact:

Crocker Coulson
CEO, AUM Media, Inc.
(646) 652 7185
crocker.coulson@aummedia.org

ESGL Contact:

Lawrence Law
Chief Sustainability and Growth Officer
Environmental Solutions Group Holdings Limited
(65) 6653 2299
lawrence.law@env-solutions.com

Genesis Unicorn Capital Corp. Contact:

Samuel Lui
President & CFO
(609) 466-0792
Samuel.lui@genesisunicorn.com